Lehman & Eilen LLP
                         50 Charles Lindbergh Boulevard
                                    Suite 505
                            Uniondale, New York 11553
                                  (516)222-0888







hgracin@lehmaneilen.com



                                                April 18, 2005


VIA FACSIMILE (202) 942-9528
AND OVERNIGHT MAIL

United States Securities and
  Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  H. Roger Schwall
            Assistant Director

         Re: Maverick Oil and Gas, Inc. - Response to Staff Comments on Preliminary Information Statement, File No. 0-50428
                  -----------------------------------------------------------

Dear Mr. Schwall:

         Thank you for your April 7, 2005 letter commenting on Maverick Oil and Gas, Inc.'s (the "Company") Preliminary Information Statement on Schedule 14C. On behalf of the Company, we hereby submit Amendment No. 1 to the Company's Preliminary Information Statement responding to the staff's comments. For your convenience, we have set forth below your numbered comments in their entirety followed by the Company's responses thereto.

         1. We note your disclosure that you would like to increase the number of authorized shares of your common stock to provide you with available shares to pursue future transactions or "business needs." We also note that in your 8-K dated March 10, 2005, you state that your recent acquisition, Hurricane Energy, LLC, "is in active discussions regarding a number of potential property acquisitions." Do you plan to issue your shares of common stock in any such transactions? If so, please disclose those arrangements. In addition, do you have any other

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United States Securities and
   Exchange Commission
April 18, 2005
Page 2

current plans, proposals or arrangements, written or otherwise to engage in any business or investment opportunity with your shares of common stock at this time? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

         Response: Complied with. We have amended the Preliminary Information Statement to describe the stock purchase agreement entered into by the Company on April 7, 2005 to purchase Camden Resources, Inc., a private oil and gas producer, for $88 million in cash. The Company will not be issuing any of its common stock as part of the acquisition consideration for this transaction. The Company may, however, effect a private placement of debt or shares of its common stock in order to raise a portion of the cash needed to consummate this transaction, and we have made disclosure to such effect. The terms or amount of any such issuances have not been determined. In addition, except for the foregoing, neither the Company nor any of its subsidiaries (including Hurricane Energy LLC) is in active discussions, or has any other plans, proposals or arrangements with respect to the issuance of the Company's shares of common stock for any reason.

     2. Refer to SEC Release 34-15230 and ensure you are in compliance with the release.


         Response: Complied with. We have carefully reviewed SEC Release 34-15230 and believe that the amended Information Statement is now in compliance with the disclosure requirements of that release. Specifically, the amended Information Statement contains in a prominent place more uniform disclosure of the advantages and disadvantages of the increase in authorized common stock shares, including that it may render more difficult an acquisition of the Company that is favorable to its shareholders.

     3. In addition, we note your disclosure in the last sentence of the second paragraph of the section entitled "Potential Anti-Takeover Effect of the Amendment." Please also inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

         Response: Complied with. We have amended the Preliminary Information Statement to inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.


     4. What other provisions of your articles, bylaws, employment agreements or credit agreements have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? We note your disclosure that you do not currently contemplate recommending

United States Securities and
   Exchange Commission
April 18, 2005
Page 3

the adoption of other amendments to your articles of incorporation that could be construed as affecting the ability of third parties to take you over.

         Response: Complied with. We have reviewed the Company's articles of incorporation and by-laws, and agreements to which the Company is a party, including its employment agreements, and have determined that they contain no provisions with material anti-takeover consequences other than the authorized blank-check preferred stock, which we have disclosed in the Information Statement. We have also amended the disclosure regarding future actions that may have an anti-takeover effect to indicate that the Company not only has no such plans with respect to its articles of incorporation, but also with respect to any other arrangement.

         The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to such filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Please phone me at the above number if you have any further comments.


                                   Sincerely,

                                   /s/Hank Gracin

                                   Hank Gracin

HG:ckr
Enclosure
cc:  Maverick Oil and Gas, Inc.